UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission File Number: 001-36142

Avianca Holdings S.A.

(Name of registrant)

Edificio P.H. ARIFA, Pisos 9 y 10, Boulevard Oeste

Santa María Business District

Panama City, Republic of Panama

(+507) 205-7000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

RELEVANT INFORMATION

Bogotá D.C., September 23, 2021. Avianca Holdings S.A. (OTCMKTS: AVHOQ, BVC: PFAVH) (“Avianca” or the “Company”) informs that, in accordance with the Company’s disclosure on September 14, 2021, in the context of the Company’s Chapter 11 proceedings, the Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) has, among other matters: (i) approved the disclosure statement (the “Disclosure Statement”) for the proposed plan of reorganization (the “Plan”) for the Company or any of its affiliated debtors in the Chapter 11 proceedings (the “Debtors”), (ii) authorized Avianca to distribute the Disclosure Statement and to solicit votes on the Plan from certain classes of creditors, and (iii) approved the Company’s entry into and performance under, the Equity Conversion and Commitment Agreement (the “ECCA”), dated September 1, 2021, by and among the Company, certain of its subsidiaries, and each of Avianca’s “Tranche B” Lenders under the Company’s outstanding DIP Credit Agreement.

Based on the above, the Company reiterates, once again, as disclosed to the market on the dates set forth in Table A (below) that in case the creditors approve the Plan and the Bankruptcy Court thereafter confirms the Plan on terms consistent with the ECCA, the Company’s current shareholders (including ordinary shareholders and preferred shareholders) will not receive any distribution. As a result of the foregoing, under the Plan, the value of the outstanding shares of the Company is expected to be reduced to zero, due to the decrease in equity of the Company attributable to the Debtors’ liabilities to third parties and creditors, as well as the capital injection by new investors as contemplated by the Plan and the ECCA.

The Company clarifies, that neither the US Bankruptcy Code nor the Plan allow current shareholders to recover any value for their shares in the Company given the facts and circumstances of the Company. Likewise, Avianca reiterates that the terms of the ECCA apply to the reorganized entity that will emerge from Chapter 11 and will not benefit the Company or its current shareholders. As such, current shareholders will not receive any distribution under the Plan nor will their shares be transferred to the reorganized company.

Avianca also reiterates, once again, that it is not aware of any other facts or material information (other than those previously disclosed to the market pursuant to the applicable information mechanisms) which may be the cause of any variation or volatility in the price of the Company’s shares.

The Company reminds the market that the Bankruptcy Court has set a hearing to consider approval of the Plan for October 26, 2021 at 10 a.m. (Eastern Time). The Company clarifies that the Bankruptcy Court (i) set October 15, 2021 at 4 p.m. (Eastern Time) as the deadline to submit votes in respect of the Plan (not October 14, 2021, as previously disclosed) and (ii) confirmed October 19, 2021 at 4 p.m. (Eastern Time) as the deadline to object to the Plan.

Table A

Date
May 20, 2020
April 14, 2021
July 22, 2021
September 1, 2021
September 14, 2021
September 15, 2021
September 16, 2021
September 17, 2021
September 20, 2021
September 21, 2021
September 22, 2021

Forward-Looking Statements

Avianca has included statements in this press release that constitute “forward-looking statements”. As a general matter, forward-looking statements are those focused on future or anticipated events or trends, expectations and beliefs, including, among other things, the Company’s expectations with respect to its Chapter 11 proceedings, the airline industry and the further impacts of the COVID-19 pandemic. Such statements are intended to be identified by words such as “believe,” “expect,” “intend,” “estimate,” “anticipate,” “will,” “project,” “plan” and similar expressions in connection with any discussion of future operating or financial performance. Any forward-looking statements are and will be based upon the Company’s then-current expectations, estimates and assumptions regarding future events and are applicable only as of the dates of such statements. Readers are cautioned not to put undue reliance on such forward-looking statements.

Forward-looking statements in this press release are not guarantees of future performance and involve risks and uncertainties, including with respect to the Chapter 11 process, related negotiations and hearings before the Bankruptcy Court, as well as the COVID-19 crisis. Actual results may differ materially from those projected in this press release for numerous reasons, including factors outside of the Company’s control. The Company expressly disclaims any obligation to update or revise this press release, including any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

Investor Contact

Avianca:

Luca Pfeifer, Head of Investor Relations

ir@avianca.com

(+571) 587 7700

U.S. and Europe Media Contact

Avianca:

Viviana Escobar, Corporate Communications

viviana.escobar@avianca.com

Joele Frank, Wilkinson Brimmer Katcher:

Leigh Parrish

lparrish@joelefrank.com

+1 212 355 4449

Colombia, Central America and South America Media Contact

Avianca:

Maria Carolina Cortes, Corporate Communications

carolina.cortes@avianca.com

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 23, 2021

AVIANCA HOLDINGS S.A.

By:	/s/ Richard Galindo
Name:	Richard Galindo
Title:	Secretary